

Mail Stop 3561

June 17, 2009

ArvinMeritor, Inc.
J.A. Craig-Chief Financial Officer
2135 West Maple Road
Troy, Michigan 48084

> **Re:** **ArvinMertior, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed November 21, 2008**
> **File Number: 001-15983**

Dear Mr. Craig:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended September 30, 2008

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

1. Please tell us the reasons why you did not classify LVS (with the exception of the wheels business) as held for sale, at December 31, 2008. For guidance, please refer to paragraphs 30 through 32 of SFAS 144.

2. We note the disclosure regarding your expectation of incurring a significant loss upon selling LVS (excluding its wheels business). This expectation indicates that an impairment loss should be recorded at December 31, 2008, if not earlier. Even though you disclose that you are unable to estimate a range of loss, SFAS 144 requires measurement of an impairment loss. Please revise your financial statements, or tell us why such a revision is not appropriate.

Results of Operations, page 29

3. We note that your results of operations discussion focuses on reportable segments EBITDA without a discussion of your consolidated operating results under US GAAP. In this regard, you should revise your disclosures to include discussion of your consolidated operating results separate from that of your reportable segments. Additionally, while SFAS 131 allows for disclosure of non-GAAP information, your discussion of US GAAP operating results within MD&A should receive greater prominence than non-GAAP disclosures. See the last sentence of Item 303(a) of Regulation S-K.

4. Additionally, we note that your discussion does not address your sales or expenses directly. However, we believe your disclosures should be supplemented with, or preferably replaced by, a discussion and analysis of sales and costs on a stand-alone basis (not in the context of income from continuing operations) for each segment and as a whole. Further, such disclosure should include separate quantification and discussion of changes in significant components of costs of revenues. See Instruction #4 to Item 303(a) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief